Exhibit 21.1

Subsidiaries of Technest Holdings, Inc.

1.	Genex Technologies Incorporated, a Maryland corporation, doing business as Genex Technologies, Inc.
2.	Argus Sensors, Inc., a Delaware Corporation, doing business as Argus Sensors, Inc.
3.	E-OIR Technologies, Inc., a Virginia corporation, doing business as EOIR Technologies, Inc.